CONFIDENTIAL TREATMENT REQUESTED

BY LINKEDIN CORPORATION: LNKD-0001

March 11, 2011

CERTAIN PORTIONS OF THIS LETTER AND ITS ANNEXES HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:                Mark P. Shuman

Evan Jacobson
Kathleen Collins
Melissa Feider

Re:	LinkedIn Corporation
Registration Statement on Form S-1
Initially filed January 27, 2011
File No. 333-171903

Ladies and Gentlemen:

On behalf of LinkedIn Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 24, 2011, relating to the Company’s Registration Statement on Form S-1 (File No. 333-171903) filed with the Commission on January 27, 2011 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 1 (against the Registration Statement filed on January 27, 2011). Amendment No. 1, as filed via EDGAR, is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1, as applicable.

Securities and Exchange Commission

March 11, 2011

General

1.	Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, we have revised the Registration Statement to update the financial statements pursuant to Rule 3-12 of Regulation S-X.

2.	We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.

We acknowledge the Staff’s comment that the price range will affect disclosure throughout the prospectus, and we will either update the prospectus or advise the Staff supplementally as soon as such information is available. We appreciate the Staff’s willingness to review Amendment No. 1 without a filed price range and acknowledge that the Staff may have additional comments when the Company files a pre-effective amendment to the Registration Statement containing a price range.

3.	We note that you recently filed a request for confidential treatment for an exhibit. Comments, if any, related to such request will be provided under separate cover. Please be advised that we must resolve all issues concerning the confidential treatment request prior to the effectiveness of your registration statement. Please ensure that your filing provides a materially complete discussion of the agreements for which you seek confidential treatment, but does not disclose the specific information you have claimed is confidential.

We acknowledge the Staff’s comment that issues concerning the Company’s confidential treatment request must be resolved prior to the effectiveness of the Registration Statement. We have revised the Registration Statement to provide a materially complete description (other than the specific information for which the Company has requested confidential treatment) of the Master Services Agreement between the Company and Equinix Operating Co., Inc., dated June 1, 2010, as amended. The revised disclosure appears on page 83 of Amendment No. 1.

Outside Front Cover Page of Prospectus

4.	Please revise to disclose and quantify the impact of the dual class common stock structure.

In response to the Staff’s comment, we have revised the front cover page of the prospectus to disclose and quantify the impact of the dual class common stock structure.

Securities and Exchange Commission

March 11, 2011

Prospectus Summary, page 1

LinkedIn Corporation, page 1

5.	Please provide supplemental, qualitative or quantitative support for your assertion that you are “the world’s largest professional network on the Internet.”

We supplementally advise the Staff that the Company’s assertion that it is the “world’s largest professional network on the Internet” is supported by the fact that the Company already has more than 90 million registered members in its network and is currently expanding its membership by an average of more than a million new members approximately every 10 days. Given the size and rate of growth of this network, combined with the fact that the Company’s assertion is limited to networks that are both on the Internet and comprised of professionals, we respectfully submit that such assertion is appropriately supported.

6.	We note your inclusion of adjusted EBITDA in the first full paragraph on page 2. To the extent that you retain this disclosure on page 2, please revise to include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. See Item 10(e)(1)(i)(A) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 2 and 71 of Amendment No. 1 to include disclosure for the same period of the Company’s growth in net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

7.	With respect to every third-party statement in your prospectus, such as the statistics provided by The Nielsen Company on page 3 and comScore on page 5, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you. To the extent that any of these reports have been prepared for you or for use in this filing, file a consent from the party.

In response to the Staff’s comment, the Company is supplementally providing to the Staff the relevant portions of the industry research data from The Nielsen Company and comScore as cited in the Registration Statement. Please refer to the materials attached as Annex I. No other third party statements are included in the Registration Statement. To expedite the Staff’s review, we have marked the industry research data so that the Staff can easily locate and review the relevant data, and we have included a brief description of the industry research data and our related interpretation of this data below. The industry research data was not prepared for us or for use in the Registration Statement. In each case, we obtained the raw industry research data from The Nielsen Company or comScore, as the case may be, prepared the disclosures for the Registration Statement and received consent from The Nielsen Company and comScore, respectively, to the exact disclosures and the interpretation of their respective data as presented in the Registration Statement.

The Company obtained industry research data from The Nielsen Company, or the @Plan data, on categories of U.S. visitors to certain websites. The Company relied on the @Plan data from The Nielsen Company to prepare the statements included on pages 3 and 73 of Amendment No. 1. [***] On the basis of this @Plan data, the Company determined that visitors to the Company’s website “represent more decision makers, have higher average household incomes and are comprised of more college or post graduates than U.S. visitors of many leading business websites.”

The Company obtained industry research data from comScore on the total unique visitors and total pages viewed for each month during 2009 and 2010. The Company calculated the average unique visitors for the three months ended December 31, 2009, March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010 by

Securities and Exchange Commission

March 11, 2011

adding the number of unique visitors for each of the three months during the applicable period and dividing by three. The Company included this number as the average unique visitors for the three months ended December 31, 2009, March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010 in the applicable chart on pages 5, 48 and 75 of Amendment No. 1. The Company calculated the total pages viewed for the three months ended December 31, 2009, March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010 by adding the total pages viewed for each of the three months during the applicable period. The Company included this number as the total pages viewed for the three months ended December 31, 2009, March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010 in the applicable chart on pages 5, 48 and 75 of Amendment No. 1.

8.	Footnote 2 to the “Key Metrics” table on page 5 explains why you have included the average number of unique visitors and page views solely over the three month periods ending on the last days of fiscal 2009 and 2010. Please tell us how you determined that these were appropriate measuring periods and whether you are aware of any significant trends or other factors that could potentially impact the utility of this information.

We supplementally advise the Staff that, as described in footnote 2 to the “Key Metrics” table, comScore, the source of the data that is included in these key metrics, changed the methodology by which it measures Internet traffic in August 2009, such that the data in the comScore reports prior to August 2009 are not useful comparison points for an investor and, in fact, are arguably misleading. Therefore, the fourth quarter of 2010 is the first quarter in which the Company is able to disclose a year-over-year comparison of the trends in Unique Visitors and Page Views. The Company is not aware of any significant trends or other factors that could potentially impact the utility of this information. However, in response to the Staff’s comment, we have expanded the tables disclosing the number of unique visitors and page views to provide data for each of the sequential quarters beginning with the fourth quarter of 2009. The revised disclosure appears on pages 5, 48 and 75 of Amendment No. 1.

9.	Please revise the last bullet point on page 6 to quantify the impact of the dual class structure and summarize the effects on investors.

In response to the Staff’s comment, we have revised the last bullet to quantify the impact of the dual class structure and summarize the effects on investors in the offering. The revised disclosure appears on page 6 of Amendment No. 1.

Risk Factors, page 13

General

10.	Please provide us with analysis supporting your apparent belief that you do not face any potential risk of becoming an inadvertent investment company under Section 3 of Investment Company Act of 1940.

We supplementally advise the Staff that the Company manages its assets, including the proceeds it will receive from the offering, in a manner such that it will not at any time hold more than 40% of the value of its total assets (exclusive of cash items and “government securities”) in “investment securities,” each as defined in the Investment Company Act of 1940 (the “1940 Act”). This investment policy, combined with the fact that the Company does not hold itself out as being engaged in the business of investing, reinvesting, or trading in securities, supports the Company’s belief that it does not face any potential risk of becoming an inadvertent investment company under Section 3 of the 1940 Act.

Securities and Exchange Commission

March 11, 2011

“The number of our registered members is higher than the number...,” page 15

11.	We note your disclosure that a substantial majority of your members do not visit your website on a monthly basis, and a substantial majority of your page views are generated by a minority of your members. Please tell us how you considered quantifying these amounts.

[***]

“Our business is subject to a variety of U.S. and foreign laws...,” page 16

12.	Please revise to specifically reference the laws and regulations that present material risks to you and to cross-reference the section of the prospectus where they are discussed in appropriate detail.

In response to the Staff’s comment, we have revised this risk factor to specifically reference the laws and regulations that present material risks to the Company and cross-reference the section of the Registration Statement where such laws and regulations are discussed. The revised disclosure appears on pages 16-17 of Amendment No. 1.

“We expect our revenue growth rate to decline...,” page 17

13.	Please revise to explain why you expect your revenue growth rate to decline.

In response to the Staff’s comment, we have revised this risk factor to explain why the Company expects its revenue growth rate to decline over time. The revised disclosure appears on page 18 of Amendment No. 1.

“Our international operations are subject to increased challenges and risks,” page 19

14.	You state on page 19, and throughout the prospectus, that you plan to expand your offerings to provide foreign language functionality. Please revise to clarify if, as it appears, you currently provide services only in English. In addition, please tell us how you considered expanding this risk factor or the business disclosure to address any significant competitors that offer similar foreign language-based services in any significant market in which a language other than English is predominant.

In response to the Staff’s comment, we have revised this risk factor to further describe the competitive risks that the Company is subjected to and expects to encounter as it expands its offerings in markets where English is not the predominant language. We supplementally advise the Staff that, as indicated on page 20 of Amendment No. 1, the Company already has made its website available in languages other than English, namely, French, German, Italian, Portuguese and Spanish. The revised disclosure appears on page 20 of Amendment No. 1.

“We are, and may in the future be, subject to intellectual property disputes..,” page 21

15.	We note your disclosure that you have faced and expect to face disputes relating to your intellectual property. We also note your disclosure on page 86 that you currently believe that the final outcome of litigation and legal claims will not have a material adverse effect on your business. Please revise this risk factor to include similar disclosure. If any ongoing intellectual property disputes are, in fact, material, please revise to include a materially complete description of the nature of the dispute, and any potential impacts.

Securities and Exchange Commission

March 11, 2011

In response to the Staff’s comment, we have revised this risk factor to state that the Company does not currently believe that the final outcome of the litigation described in the risk factor will have a material adverse effect on the Company’s business. The revised disclosure appears on page 22 of Amendment No. 1. We supplementally advise the Staff that the Company currently does not believe that any ongoing intellectual property disputes are material, such that they would require a materially complete description of the nature of the dispute or any potential impacts.

“The requirements of being a public company may strain our resources..,” page 30

16.	Please revise this risk factor and the immediately following risk factor to provide quantitative information regarding the estimated costs of becoming a public company, if material.

We respectfully submit to the Staff that the Company does not believe that the estimated dollar costs of becoming a public company are material, and, therefore, these costs do not need to be disclosed in the Registration Statement. Besides the fact that these estimated costs are undergoing further adjustments as the Company prepares to be a public company, the “costs” described in this risk factor are broader than dollar costs and include the “cost” of management’s time and attention in preparing the Company for these public company obligations and complying with those obligations once public.

“As a result of becoming a public company, we will be obligated to develop...,” page 31

17.	We note that in the past you indentified one material weakness and significant deficiencies in your internal control over financial reporting, and although you believe you remediated the material weakness, certain significant deficiencies remain. Please describe further the identified material weakness. In addition, tell us when you identified this weakness, when you resolved this problem, and describe the steps taken to remediate the weakness. Also, explain further the significant deficiencies that remain and how anticipate correcting these deficiencies.

In response to the Staff’s comment, we have revised this risk factor to further describe the material weakness and significant deficiencies identified. The revised disclosure appears on page 31 of Amendment No. 1. The material weakness was the result of an ineffective financial statement closing and review process that resulted in certain misstatements in the Company’s financial statements for 2006 and 2007. The material weakness was identified and remediated during 2008, at which time the Company corrected these misstatements and implemented changes to its financial statement closing and review process that were designed to identify these potential misstatements during the close and review process.

We supplementally inform the Staff that the Company has two remaining significant deficiencies. First, the Company has not completed the formal documentation of its accounting policies and procedures, which represents a deficiency in the design of internal control over financial reporting. The Company is in the process of finalizing and implementing policies into operations to address this significant deficiency and currently anticipates that it will correct this significant deficiency by the third quarter of 2011.

Securities and Exchange Commission

March 11, 2011

Second, the Company does not have a formal fraud risk assessment process, which represents a significant deficiency in the design of internal control over financial reporting. The Company recently adopted a number of corporate governance policies, including a Code of Business Conduct and Ethics, Whistleblower Policy, Foreign Corrupt Practices Act Policy, and Related Person Transaction Policy and expects to implement these policies and thereby correct this significant deficiency in the second quarter of 2011.

Use of Proceeds, page 34

18.	Please revise to provide a detailed quantification of your anticipated use of proceeds, to the extent known. We note that you identify sales and marketing activities, general and administrative matters and capital expenditures as planned uses for the offering proceeds. Tell us whether you have a business plan that if followed will require the application of portions of the offering proceeds.

We respectively advise the Staff that the Company has not yet made any decisions with respect to the specific allocation of the net proceeds of the offering. However, based on the Company’s current cash and cash equivalents balances together with cash generated from operations, the Company does not expect that it will have to utilize any of the net proceeds to the Company from this offering to fund its operations during the next 12 months. We have revised the Use of Proceeds section to clarify this issue for prospective investors. The revised disclosure appears on page 35 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Key Metrics, page 45

19.	You state on page 45 that your management regularly reviews certain key metrics to evaluate your business, measure your performance, identify trends affecting your business, formulate financial projections, and make strategic decisions. Please revise to provide a more detailed qualitative and quantitative discussion and analysis of the impact of changes in key metrics during the covered time periods. For guidance, refer to Sections III.B.1 and III.B.3 of SEC Release No. 33-8350.

In response to the Staff’s comment, we have revised the description of the Company’s key metrics to include a more detailed discussion and analysis of the impact of changes in these key metrics from 2008 through 2010. The revised disclosure appears on pages 5, 46 and 75 of Amendment No. 1.

Results of Operations, page 49

20.	We note that your revenue growth was partially attributable to the increase in the number of subscribers to your hiring solutions, an increase in the number of premium subscriptions, and an increase in the number of ad impressions displayed on your website. Please explain if the number of subscribers is equivalent to the number of “LinkedIn Corporate Solutions Customers” that you disclose on page 47. If not, tell us your consideration to quantify the number of subscribers for hiring solutions. Additionally, tell us your consideration to quantify the number of premium subscriptions and number of ad impressions as key metrics. See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Securities and Exchange Commission

March 11, 2011

We supplementally advise the Staff that the number of the Company’s subscribers is not equivalent to the number of the Company’s LinkedIn Corporate Solutions customers. The term “subscribers” refers not only to LinkedIn Corporate Solutions customers but also those customers that purchase premium subscriptions on the Company’s website. In addition, as described on page 49 of Amendment No. 1, the Company also sells subscriptions to certain lower priced products in its hiring and marketing solutions. For example, members can purchase subscriptions to the Company’s Job Seeker products, which are part of the Company’s hiring solutions but not part of the LinkedIn Corporate Solutions product.

We respectfully submit to the Staff that the aggregate number of the Company’s subscribers is not a meaningful metric for investors because of the broad range of products that the Company offers and their respective price points. Instead, the Company discloses the number of subscribers of its LinkedIn Corporate Solutions product as a key metric for evaluating the business and measuring the Company’s performance, as it is a significant driver of the Company’s total net revenues given the higher relative average selling prices associated with this product versus many of the Company’s other product offerings.

Similarly, the Company does not believe that the number of premium subscriptions is a meaningful metric for investors because the Company expects the percentage of its net revenue from premium subscriptions to continue to decline, as it has since 2007. Finally, the Company does not review the number of ad impressions served on its website as a key metric. Instead, the Company reviews the number of page views as a related key metric for measuring the performance of the Company from many different perspectives, including its ability to provide adequate inventory for the advertisements that are served on its website.

Years Ended December 31, 2007, 2008 and 2009, page 52

21.	In certain instances, your discussion of the results of operations does not quantify sources of material changes. For example, you state that net revenue from hiring solutions and premium subscriptions increased primarily as a result of higher productivity from your expanded field sales organization as well as an increase in the number of subscribers of your premium subscriptions; and, to a lesser extent, net revenue from hiring solutions increased as a result of the fact that you had a full year of sales of LinkedIn Corporate Solutions in 2009. Please note that prefacing the reference to these sources of changes with the word “primarily” may obscure the ability of the reader to identify the material sources of the change and fails to quantify the effect of the sole source you identify. See Section III.D of SEC Release No. 33-6835. Please revise.

In response to the Staff’s comment, we have revised the discussion of the results of operations to provide more detail regarding the material sources of the changes described therein. See, for example, the revised disclosure on pages 51 through 54 of Amendment No. 1.

Liquidity and Capital Resources, page 59

22.	We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Revise to disclose the underlying reasons for material changes in your operating cash flows from operating assets and liabilities to better explain the variability in your cash flows. Please refer to the guidance of Section IV of SEC Release No. 33-8350.

Securities and Exchange Commission

March 11, 2011

In response to the Staff’s comment, we have revised the discussion of cash flows from operating activities to disclose the underlying reasons for material changes and variability in these cash flows. The revised disclosure appears on page 58 of Amendment No. 1.

Critical Accounting Policies and Estimates, page 60

Stock-Based Compensation, page 62

23.	When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

We supplementally advise the Staff that the Company first initiated formal discussions with the underwriters regarding the offering on November 10, 2010, when the Company met with representatives from each of the underwriters, as well as representatives from other investment bank that are not participating in the offering. The purpose of the meeting was to select underwriters for the offering. While each of the underwriters provided the Company with its analysis of the Company’s business, how the underwriter would position the Company for an offering, and valuation methodologies and analyses of comparable companies, the underwriters did not provide the Company with any formal valuation of the Company. We will advise the Staff of the Company’s proposed IPO price when it is available, including the date on which the underwriters first communicated to the Company their estimated price range and amount for the Company’s common stock.

24.	Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.

We supplementally advise the Staff that, once the estimated IPO price is available, we will revise the disclosure to describe the significant factors contributing to the difference between the estimated IPO price and the fair value of the Company’s common stock, determined as of the date of the Company’s last option grants.

25.	Tell us the names and prices of publicly traded securities of comparable companies used in your valuation analysis for fiscal 2009 and subsequent equity issuances. In your response, please explain how they quantitatively impacted the calculation of market multiples used in your fair value analysis of underlying common stock for your stock options.

We have supplementally provided the Staff with the names and prices of publicly traded securities of comparable companies used in the Company’s fair value analysis of the common stock underlying its stock options. Please refer to the table attached as Annex II. We have highlighted in Annex II those comparable companies and their respective multiples that were used in the Company’s fair value analysis. The comparable companies utilized on the valuation analyses were selected based on industry, business model, growth, profitability and size. The comparable company set was modified between the January 21, 2009 and November 19, 2010 valuation dates as appropriate, based on changes and developments at the Company, as described below. The quantitative impact on the market multiples resulting from modifications to the comparable company set over time has been an increase in the multiples utilized in each subsequent valuation analysis.

Securities and Exchange Commission

March 11, 2011

For the valuation analysis dated January 21, 2009, [***] were utilized as the most comparable companies based on their employment-related target markets, business plans and growth prospects. For subsequent valuations, the range of valuation multiples was divided into quartiles to more accurately select valuation multiples based in part on the historical and projected financial performance of the Company relative to the historical and projected financial performance of the group of comparable companies, as depicted in Annex II.

For the valuation analysis dated October 26, 2009, [***] were utilized. At this point, the Company’s historical and projected revenue growth was substantially above that of the comparable companies, however the Company’s historical and projected profitability was lower than that of the comparable company group. Based on these factors, multiples from the second and third quartiles of the comparable company group were utilized.

For the valuation analysis dated February 15, 2010, [***] were utilized. For the valuation analyses dated February 15, 2010, May 7, 2010, and September 17, 2010, October 15, 2010, and November 19, 2010 the mean and median multiples were selected from the comparable company group as the Company’s financial performance, as measured by a combination of both profitability and growth, trended toward the mean and median of the comparable companies’ financial performance.

For the valuation analysis dated May 7, 2010, [***] were added, both of which utilize a subscription revenue model, to the group of comparable companies, as the Company’s revenue model began moving increasingly toward a subscription model. For the valuation analysis dated September 17, 2010, [***] was added, which utilizes a Software-as-a-Service (SaaS) recurring revenue model, as the Company’s revenue model began to reflect some of the recurring revenue characteristics of a SaaS company.

For the valuation analysis dated November 19, 2010, the Company’s revenue model had increased in similarity to that of a SaaS company, and a separate group of comparable companies from the SaaS industry was added. These companies included [***] Based on the Company’s projected business model, a weighting of 75% was applied to the multiples derived from the SaaS comparable company group, and 25% to the multiples derived from the non-SaaS internet comparable company group.

Executive Compensation, page 94

Compensation Discussion and Analysis, page 94

Executive Compensation Components, page 96

Cash Bonuses, page 97

26.	In the third sentence of the first paragraph, you state that given your greater emphasis on providing option grants as the key component of your executive compensation, your board of directors did not adjust the target cash bonus amounts for your executive officers in 2010 from prior years. This appears to be inconsistent with your disclosure that in 2010, your board of directors did not grant any equity awards to your executive officers. Please revise or advise.

We respectfully submit to the Staff that we do not believe there is any inconsistency in our disclosure as it relates to the importance of equity compensation versus cash incentive compensation. Our primary compensation vehicle has been stock options because they provide our executives with the opportunity to realize a large upside if our business is successful and that success is ultimately reflected in a higher valuation for the Company. While we

Securities and Exchange Commission

March 11, 2011

believe we provided a meaningful cash bonus opportunity to our named executive officers in 2010, we believe that the primary motivator and retention tool for our executives is, and will continue to be, their stock options. We do not expect that this compensation strategy will change in the near future and expect that our named executive officers’ stock options will continue to motivate them better than any other form of compensation to increase the value of the Company and to work toward the long-term sustainability of a higher stock price. As stated on page 96 of Amendment No. 1, in 2010, the Company’s board of directors determined, with the assistance of Compensia, the Company’s compensation consulting firm, that additional equity awards to the Company’s executive officers in 2010 were unnecessary because a significant portion of the option grants then held by each executive officer remained unvested, and therefore, the retention and incentive goals were appropriately met.

27.	Please revise to discuss the company’s performance against the five corporate performance measures during 2010 and how the company’s performance impacted the amount awarded to each named executive officer. See Item 402(b) of Regulation S-K.

In response to the Staff’s comment, we have revised the Registration Statement to include a discussion of the Company’s performance against the five corporate performance measures during 2010 and the impact of this performance on the amounts awarded to each of the Company’s named executive officers. The revised disclosure appears on page 98 of Amendment No. 1.

28.	Please revise your disclosure on page 98 to provide a more detailed explanation of your CEO’s evaluation of the individual performance of each named executive officer and how this impacted the amount awarded to each named executive officer. See Item 402(b) of Regulation S-K.

In response to the Staff’s comment, we have revised the Registration Statement to include a more detailed explanation of the CEO’s evaluation of the individual performance of each of the Company’s named executive officers and the impact that these evaluations had on the amounts awarded to each of them. The revised disclosure appears on page 98 of Amendment No. 1.

Certain Relationships and Related Person Transactions, page 109

Membership Units Purchase Agreement, page 109

29.	Please revise to include a materially complete discussion of the transaction, including, without limitation, how the purchase price was determined and who participated in the negotiations. See Item 404(a)(6) of Regulation S-K.

In response to the Staff’s comment, we have revised the description of the Membership Units Purchase Agreement to include a materially complete discussion of the transaction. The revised disclosure appears on page 110 of Amendment No. 1.

Loans to Executive Officers, page 110

30.	For each loan, please revise to provide all of the disclosure required by Item 404(a)(5) of Regulation S-K, including, without limitation, the largest aggregate amount of principal outstanding during the period for which disclosure is provided.

Securities and Exchange Commission

March 11, 2011

In response to the Staff’s comment, we have revised the Registration Statement to provide all of the disclosure required by Item 404(a)(5) of Regulation S-K for each executive officer loan. The revised disclosure appears on page 111 of Amendment No. 1.

Stock Option Repricing, page 111

31.	Please revise to disclose the related persons that participated in the stock option repricing and to quantify the number of options repriced for each related person. See Item 404(a) of Regulation S-K.

In response to the Staff’s comment, we have revised the Registration Statement to disclose the related persons who participated in the stock option repricing and to quantify the number of options repriced for each related person. The revised disclosure appears on page 112 of Amendment No. 1.

Principal and Selling Stockholders, page 112

32.	Footnotes two and fourteen disclaim beneficial ownership except to the extent of pecuniary interest. Please note that beneficial ownership is not determined based on pecuniary interest. See Exchange Act Rule 13d-3(a). Please revise.

We respectively submit to the Staff that the disclaimer of beneficial ownership of shares except to the extent of the stockholder’s pecuniary interest is appropriate disclosure. The interests in the shares for which such stockholders are disclaiming beneficial interest are held indirectly by way of an equity interest in one or more venture capital funds or other entities named in the respective footnotes to the principal and selling stockholders’ table. The stockholder will only be entitled to receive a portion of the shares held by the fund or other entity in accordance with such stockholder’s ownership percentage (i.e., pecuniary interest) in the fund or other entity. Accordingly, these stockholders wish to disclaim a pecuniary interest in the shares of the Company that will be distributed to other owners of the fund or other entity.

Description of Capital Stock, page 116

Registration Rights, page 119

33.	Please revise to briefly describe the history of, and parties to, the investors’ rights agreement.

In response to the Staff’s comment, we have revised the Registration Statement to briefly describe the history of, and parties to, the investors’ rights agreement. The revised disclosure appears on page 121 of Amendment No. 1.

Consolidated Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

34.	You indicate that hiring solutions subscriptions are billed monthly, quarterly, or annually. For contracts with monthly or quarterly billings, please tell us if the amounts billed per month/quarter are the same (i.e. are billings ratable) or if the amounts billed vary during the contract period. Additionally, please tell us how you bill for premium subscriptions. In your response, please tell us the cancellation terms for the company and the customer during the subscription period for both hiring solutions and premium subscription services.

Securities and Exchange Commission

March 11, 2011

We supplementally advise the Staff that the amounts billed per month or quarter, as the case may be, for the Company’s hiring solutions are billed ratably over the contract period. For the Company’s premium subscriptions, the customer pays the subscription fee when they purchase the product. A customer can purchase a premium subscription on either a monthly or annual basis. For annual subscriptions, while the entire subscription fee is paid at the time of purchase, the customer receives a lower effective monthly rate for purchasing an annual subscription.

The cancellation terms for the Company and its customers during the subscription period for the hiring solutions and premium subscription services are as follows:

Hiring Solutions – LinkedIn Corporate Solutions and Talent Basic, Talent Finder and Talent Pro products

For the LinkedIn Corporate Solutions and Talent Basic, Talent Finder and Talent Pro products, either the Company or its customer may terminate the agreement by written notice if all customer purchaser orders have expired or been terminated. Either the Company or its customer may terminate the agreement if (i) the other party files a voluntary petition for bankruptcy or has filed against it an involuntary petition for bankruptcy that has not been dismissed within 60 days, (ii) if the other party admits in writing its inability to pay debts or makes an assignment for the benefit of creditors, (iii) if the other party applies for or consents to the appointment of a receiver, trustee or liquidator for substantially all of its assets or such a receiver, trustee or liquidator is appointed for the other party, or (iv) upon the occurrence of a material breach of the agreement that has not been remedied within 30 days notice of the breach. If the agreement is terminated due to the Company’s material breach, the Company will refund a pro-rata share of pre-paid fees for the remainder of the term. The Company will also provide its customer with a refund of any unused fees for premium services if, within 30 days from the Company’s modification of the User Agreement, the parties agree such modifications materially degraded the ability of the customer to use the premium services.

Hiring Solutions – Job Seeker Basic, Job Seeker, Job Seeker Plus products

For the Job Seeker Basic, Job Seeker and Job Seeker Plus products, customers primarily enter into month-to-month subscriptions but may elect to prepay for an annual subscription in exchange for a lower effective monthly rate. The subscriptions renew automatically unless the customer cancels the subscription, prior to renewal, by notifying customer service by email of the decision to terminate the paid account. The Company may terminate the account at any time.

Premium Subscription services – Business, Business Plus, Executive, InMail, Profile Organizer

For the premium subscription services, the subscriptions renew automatically. However, the customer may cancel the subscription, prior to renewal, by notifying customer service by email of the decision to terminate the paid account. The Company may terminate the account at any time.

Securities and Exchange Commission

March 11, 2011

35.	For revenue generated by job postings, please tell us why you believe it is appropriate to recognize revenue during the contract period if it is shorter than the job posting period.

We supplementally advise the Staff that customers that purchase the Company’s job postings product typically purchase the job postings in “packs” (e.g., 10 postings). When the customer purchases a job pack, the customer has a limited period of time during which it can use the job postings in the job pack before the posting period expires. Once the posting period expires, the customer is not able to post any unused job postings and the Company recognizes the revenue that was attributable to the unused job postings. Otherwise, the Company recognizes the revenue associated with the individual job postings over the period for which they are posted.

36.	Revise to disclose the nature of “agency commissions.” In your response, please provide us with the accounting guidance considered to support classification of such amounts within revenue and the amounts of agency commissions recorded in each period presented.

In response to the Staff’s comment, we have revised the Registration Statement to disclose the nature of the agency commissions. The revised disclosure appears on page F-11 of Amendment No. 1. We supplementally advise the Staff that the Company considered the accounting guidance in ASC-605-50-45-1 and 2 as support for the Company’s accounting treatment of agency commissions. The Company does not separately track the amount of agency commissions in its accounting systems. Instead, the advertising agencies simply withhold their commissions from the amounts remitted to the Company, and the net amount that the Company receives is included in the Company’s net revenue once the remaining criteria for revenue recognition have been met.

37.	Revise to provide a brief definition of “impressions” and disclose the typical duration of your advertising contracts.

In response to the Staff’s comment, we have revised the Registration Statement to use the term “advertisements” instead of “advertising impressions,” so as to avoid any confusion. We also revised the Registration Statement to disclose the typical duration of the Company’s advertising contracts. The revised disclosure appears on page F-11 of Amendment No. 1.

38.	You disclose that upon adoption of ASU 2009-13, your best estimate of selling price (“BESP”) used to allocate revenue to multiple elements is based on prices charged for similar offerings, sales volume, geographies, market conditions, competitive landscape, and pricing practices. Please describe your analysis in further detail, including a discussion of trends, inputs, techniques or assumptions that are incorporated into your analysis. In this regard, please describe how the following items impacted your analysis: your available data points considered (e.g., cost structure, profit margins, limited stand and/or variable stand alone sales data, contractual stated prices, published price list, etc.), adjustments made for market conditions, company-specific pricing strategies and practices/ market share/position, stratification by customer type/deal size/volume/geography, weighting of information considered, and any other material factors.

We supplementally advise the Staff that, as disclosed on page F-11 of Amendment No. 1, the Company has not historically priced its marketing solutions or certain products of its hiring solutions within a narrow range. As a result, the Company has only used VSOE to allocate the selling price of deliverables in limited circumstances. In addition, the Company has not been able to establish selling price based on TPE. Consequently, the Company uses BESP in its allocation of arrangement consideration for a majority of its arrangements for hiring solutions and marketing solutions that include multiple deliverables.

Securities and Exchange Commission

March 11, 2011

Hiring Solutions. BESP for hiring solutions considered the Company’s overall pricing model and objectives, including the facts and conditions the Company considers in making its pricing decisions. From there, the Company’s analysis was based on historical selling price data for items sold on a standalone basis. Data related to hiring solutions was stratified by sales volume. The analysis also considered stratifying the data by customer type and geography, but did not indicate a correlation in pricing that warranted further stratification. Where there were limited sales of products on a standalone basis, the Company included the contractual stated prices of items within multiple-deliverable arrangements in its analysis and generally used either the mean or median historical selling price to determine BESP. The Company also looked for other correlations to selling price including price lists, discount from list price, and selling prices of similar items to corroborate management’s BESP.

Because the Company’s hiring solutions are generally delivered over the same service period, the Company does not expect changes in its BESP to have a material effect on the amount or timing of its hiring solutions revenue.

Marketing Solutions. BESP for marketing solutions considered the Company’s overall pricing model and objectives, including the facts and conditions the Company considers in making its pricing decisions including the size and physical placement of the advertisements, level of targeting, customer geography, and sales volume. The Company’s analysis was based on historical selling price data for items sold on a standalone basis. Data related to marketing solutions was stratified by the size of the advertisement, level of targeting, customer geography, and sales volume. Where there were limited sales of products on a standalone basis, the Company included the contractual stated prices of items within multiple-deliverable arrangements in its analysis and generally used either the mean or median historical selling price to determine BESP. The Company also looked for other correlations to selling price including price lists, discount from list price, and selling prices of similar items.

Prior to 2010, the Company established a list price, depending on the size and placement of the advertisements as well as the level of targeting. During 2010, the Company specifically reviewed the pricing strategies for internet advertising and determined that customers in different geographical regions typically demanded different pricing. As a result, the Company developed a price list for its marketing solutions, which was based on market data from competitors and other knowledge brought by new and existing management team members. In addition, the Company determined that a target price and floor price must be set in order to manage discounting. Consequently, BESP for the Company’s marketing solutions is generally correlated to the target price of the advertisement, which is between the list price and the floor price, and corroborates management’s BESP.

Note 4. Asset Acquisitions, page F-16

39.	We note that you valued workforce in place acquired in your ChoiceVendor, Inc. acquisition to be $3.3 million. Based on your disclosures in Note 6, it appears you are amortizing this asset over a two year life. ASC 805-20-55-6 indicates that assembled workforce does not represent an identifiable asset and its value should be subsumed into goodwill. Please tell us why you believe it is appropriate to record the workforce in place from this acquisition as an amortizable intangible asset rather than as goodwill.

We respectfully advise the Staff that, as described on page F-15 of Amendment No. 1, the Company accounted for the acquisition of ChoiceVendor as a purchase of an asset. ASC 805-50-30-3 provides that “[t]he cost of a group of assets acquired in an asset acquisition shall be allocated to the individual assets acquired or liabilities assumed based on their relative fair values and shall not give rise to goodwill.” ASC 350-30-25-4 further provides that “[i]ntangible assets that are acquired individually or with a group of assets in a transaction other than a business

Securities and Exchange Commission

March 11, 2011

combination may meet asset recognition criteria in FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, even though they do not meet either the contractual-legal criterion or the separability criterion (for example, specially-trained employees or a unique manufacturing process related to an acquired manufacturing plant).” Consequently, we believe it is appropriate to record the workforce in place from ChoiceVendor as an amortizable intangible asset rather than as goodwill.

Note 9. Income (Loss) Per Share, page F-19

40.	Pursuant to ASC 260-10-50-1(c), please disclose if preferred stock is excluded from diluted earnings per share for the nine months ended September 30, 2010 because they appear to be anti-dilutive when comparing the dividends per common share to basic earnings per share (ASC 260-10-45-41). Additionally, it appears preferred stock should also be presented in the table of anti-dilutive securities on page F-21.

We respectfully advise the Staff that, as described on page F-17 of Amendment No. 1, the Company presented basic and diluted net income (loss) per common share in conformity with the two-class method required for participating securities. With respect to the two-class method, ASC 260-10-45-60B(c) provides that “[t]he total earnings allocated to each security shall be divided by the number of outstanding shares of the security to which the earnings are allocated to determine the EPS for the security.” Since earnings were separately allocated to preferred stockholders, the number of preferred shares was excluded from the earnings per share calculation for common stock. Additionally, the Company has excluded preferred stock from the anti-dilutive securities table for the same reason.

In response to the Staff’s comment, we have revised the Registration Statement to disclose that preferred stock is excluded from the basic and diluted net income (loss) per common share. The revised disclosure appears on page F-17 of Amendment No. 1.

41.	Additionally, revise to disclose if you consider your preferred stock to be a participating security and if the preferred shareholders have contractual obligations to share in the losses of the Company (ASC 260-10-45-67 and 68).

In response to the Staff’s comment, we have revised the Registration Statement to disclose that the Company considers its preferred stock to be a participating security without any contractual obligations to share in the Company’s losses. The revised disclosure appears on page F-17 of Amendment No. 1.

Note 11. Redeemable Convertible Preferred Stock and Stockholders’ Equity, page F-22

42.	Revise to disclose the issuance dates for each series of your preferred stock. In your response, please provide us with the fair value of the underlying common stock on each issuance date.

In response to the Staff’s comment, we have revised the Registration Statement to disclose the issuance dates for each series of the Company’s preferred stock. The revised disclosure appears on page F-20 of Amendment No. 1. We have supplementally provided the Staff with the fair value of the Company’s underlying common stock on the closest date following the issuance date of each series of the Company’s preferred stock, as the Company did not determine the fair value of its underlying common stock on the actual issuance date of each series of its preferred stock. Please refer to the table attached as Annex III.

Securities and Exchange Commission

March 11, 2011

43.	Additionally, please explain the nature of any additional anti-dilution adjustments that could impact the conversion ratio other than those already disclosed.

In response to the Staff’s comment, we have revised the Registration Statement to explain the nature of the anti-dilution adjustments that could impact the conversion ratio of the Company’s preferred stock. The revised disclosure appears on page F-21 of Amendment No. 1.

Exhibit Index

44.	It does not appear that you plan to file materials related to your preferred shares or Class B common stock as exhibits. Please advise. See Items 601(b)(4) and 601(b)(10) of Regulation S-K.

We supplementally advise the Staff that the Company previously filed the Third Amended and Restated Investors’ Rights Agreement, and the Company will file a specimen form of Class B common stock certificate once the Company has filed the Amended and Restated Certificate of Incorporation to authorize the Class B common stock.

* * * * *

Securities and Exchange Commission

March 11, 2011

Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to Katharine A. Martin, Jon C. Avina or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffrey D. Saper
Jeffrey D. Saper

Enclosures

cc (w/encl.):	Jeffrey Weiner
Erika Rottenberg, Esq.
LinkedIn Corporation

Katharine A. Martin, Esq.
Jon C. Avina, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Eric C. Jensen, Esq.
John T. McKenna, Esq.
David Peinsipp, Esq.
Cooley LLP

Timothy de Kay
Deloitte & Touche LLP

ANNEX I

comScore: Data & Analysis on Unique Visitors	Sheet 1

comScore: Data & Analysis on Page Views	Sheet 2

Nielsen: Data & Analysis	Sheet 3

comScore: Data & Analysis on Unique Visitors

comScore Data:

Media/Measures	Oct-2009	Nov-2009	Dec-2009	Jan- 2010	Feb- 2010	Mar- 2010	Apr- 2010	May- 2010	Jun- 2010	Jul- 2010	Aug- 2010	Sep- 2010	Oct- 2010	Nov- 2010	Dec- 2010
Total Internet : Total Audience
LINKEDIN.COM
Total Unique Visitors (000)	35,168	35,535	37,805	42,768	46,104	47,914	43,488	45,110	45,373	49,661	53,438	56,747	59,804	69,656	65,775
Total Pages Viewed (MM)	937	925	911	1,065	1,219	1,328	1,221	1,330	1,388	1,550	1,746	1,735	1,805	2,013	1,658

	Average: 36,170			Average: 45,595			Average: 44,657			Average: 53,282			Average: 65,078

Disclosure in the Registration Statement (pages 5, 48 and 75):

Unique Visitors

(in millions)

(average monthly number over the three

months ended)(2)

Sheet 1

comScore: Data & Analysis on Page Views

comScore Data:

Media/Measures	Oct-2009	Nov-2009	Dec-2009	Jan- 2010	Feb- 2010	Mar- 2010	Apr- 2010	May- 2010	Jun- 2010	Jul- 2010	Aug- 2010	Sep- 2010	Oct- 2010	Nov- 2010	Dec- 2010
Total Internet : Total Audience
LINKEDIN.COM
Total Unique Visitors (000)	35,168	35,535	37,805	42,768	46,104	47,914	43,488	45,110	45,373	49,661	53,438	56,747	59,804	69,656	65,775
Total Pages Viewed (MM)	937	925	911	1,065	1,219	1,328	1,221	1,330	1,388	1,550	1,746	1,735	1,805	2,013	1,658

	Total: 2,772			Total: 3,612			Total: 3,940			Total: 5,031			Total: 5,447

Disclosure in the Registration Statement (pages 5, 48 and 75):

Page Views

(in billions)

(over the three months ended)(2)

Sheet 2

Nielsen: Data & Analysis

Nielsen @Plan Data:

Target Summary:-	Online 18+, B - LinkedIn, D - [***], P - [***], C - [***]
Site Category:-	Demo, Business, Influencer / Advisor
Release:-	Rel 4 2010
Report Base:-	Online 18+

Disclosure in the Registration Statement (pages 3 and 73):

According to The Nielsen Company @Plan data released in December 2010, U.S. visitors to our website represent more decision makers, have higher average household incomes and are comprised of more college or post graduates than U.S. visitors of many leading business websites.

Company Analysis:

Company	Mean Income	Median Income	College Grad/Post Grad	Decision Maker/Influencer
LinkedIn	90,895.70	86,245.10	61.10	26.70
[***]	84,526	79,716.80	59.50	25.20
[***]	83,772.40	78,257.90	55.90	26.60
[***]	89,395.10	83,689.20	57.10	27.70

Sheet 3

ANNEX II

Comparable Companies, Stock Prices and Multiples

			Multiples
Valuation Report	Companies	Stock Price	Trailing Multiple			FTM Projected Multiples
			TEV / Revenue	TEV / EBITDA	TEV / EBIT	TEV / Revenues	TEV / EBITDA	TEV / EBIT
Duff & Phelps Report dated January 21, 2009 TEV: $346,210	[***]	$6.45	2.7	6.1	9.6	2.7	6.4	10.3
	[***]	$5.37	1.1	5.4	12.2	1.1	15.4	74.6
	[***]	$15.43	1.0	4.4	5.4	1.2	7.0	12.9
	[***]	$13.89	1.3	5.8	8.9	1.4	6.7	8.2
	[***]	$4.93	0.8	4.8	29.5	0.8	3.4	5.0
	[***]	$8.04	1.4	7.0	16.5	1.3	7.0	14.5
	LinkedIn	$2.32	1.0 - 2.7			1.2 – 2.70
Duff & Phelps Report dated October 26, 2009 TEV: $434,729	[***]	$6.32	3.1			4.0
	[***]	$17.38	1.8			2.2
	[***]	$13.71	1.5			1.6
	[***]	$5.69	1.0			0.9
	[***]	$9.70	1.9			1.8
	Fourth Quartile		3.1			4.0
	Third Quartile		1.9			2.2
	Second Quartile		1.8			1.8
	First Quartile		1.5			1.6
	LinkedIn	$3.50	1.8 – 1.9			1.8 – 2.2

			Multiples
Valuation Report	Companies	Stock Price	Trailing Multiple			FTM Projected Multiples
			TEV / Revenue	TEV / EBITDA	TEV / EBIT	TEV / Revenues	TEV / EBITDA	TEV / EBIT
Duff & Phelps Report dated February 15, 2010 TEV: $568,577	[***]	$6.31	3.4			3.6
	[***]	$14.15	1.7			1.7
	[***]	$38.73	2.4			1.9
	[***]	$9.74	1.9			1.8
	Fourth Quartile		3.4			3.6
	Third Quartile		2.6			2.3
	Second Quartile		2.1			1.8
	First Quartile		1.8			1.8
	Low		1.7			1.7
	Mean		2.3			2.2
	Median		2.1			1.8
	LinkedIn	$4.80	2.1 – 2.3			1.8 – 2.2

Duff & Phelps Report dated May 7, 2010 TEV: $690,231	[***]	$8.37	4.8			4.2
	[***]	$8.34	1.4			1.3
	[***]	$15.70	2.0			1.8
	[***]	$34.04	1.8			1.5
	[***]	$23.13	3.3			5.2
	[***]	$17.78	3.1			2.6
	Fourth Quartile		4.8			5.2
	Third Quartile		3.3			3.8
	Second Quartile		2.5			2.2
	First Quartile		1.9			1.6
	Low		1.4			1.3
	Mean		2.7			2.8
	Median		2.5			2.2
	LinkedIn	$6.20	2.5 – 2.7			2.2 – 2.8

			Multiples
Valuation Report	Companies	Stock Price	Trailing Multiple			FTM Projected Multiples
			TEV / Revenue	TEV / EBITDA	TEV / EBIT	TEV / Revenues	TEV / EBITDA	TEV / EBIT
Duff & Phelps Report dated September 17, 2010 TEV: $914,564	[***]	$7.27	4.1	10.0		3.2	7.9
	[***]	$24.94	8.7	n/m		6.4	n/m
	[***]	$12.59	1.6	n/m		1.4	9.5
	[***]	$37.17	1.9	6.5		1.6	4.8
	[***]	$27.75	4.1	21.4		3.3	14.7
	[***]	$21.00	3.4	10.6		2.6	8.0
	Fourth Quartile		8.7	21.4		6.4	14.7
	Third Quartile		4.1	13.3		3.3	9.5
	Second Quartile		3.7	10.3		2.9	8.0
	First Quartile		2.3	9.1		1.8	7.9
	Low		1.6	6.5		1.4
	Mean		4.0	13.3		3.1	8.0
	Median		3.7	9.1		2.9	7.9
	LinkedIn	$8.27	3.7 – 4.0			2.9 – 3.1

Duff & Phelps Report dated October 15, 2010 TEV: $978,352	[***]	$9.11	5.1	12.6		3.8	9.5
	[***]	$25.85	9.1	n/m		6.6	n/m
	[***]	$13.01	1.7	n/m		1.4	9.5
	[***]	$42.78	2.4	8.1		1.8	5.6
	[***]	$29.63	4.4	23.2		3.5	15.4
	[***]	$24.88	4.0	12.7		3.1	9.4
	Fourth Quartile		9.1	23.2		6.6	15.4
	Third Quartile		4.9	15.3		3.8	9.5
	Second Quartile		4.2	12.6		3.3	9.5
	First Quartile		2.8	11.5		2.1	9.4
	Low		1.7	8.1		1.4	5.6
	Mean		4.5	15.3		3.4	9.5
	Median		4.2	11.5		3.3	9.5
	LinkedIn	$8.97	4.2 – 4.5			3.3 – 3.4

			Multiples
Valuation Report	Companies	Stock Price	Trailing Multiple			FTM Projected Multiples
			TEV / Revenue	TEV / EBITDA	TEV / EBIT	TEV / Revenues	TEV / EBITDA	TEV / EBIT
Duff & Phelps Report dated November 19, 2010 TEV: $1,551,856	[***]	$11.02	6.0	15.3		4.5	11.0
	[***]	$19.86	2.9	53.4		2.3	13.5
	[***]	$43.36	2.2	6.8		1.7	5.4
	[***]	$28.12	4.2	12.7		3.3	9.9
	Fourth Quartile		6.0	53.4		4.5	13.5
	Third Quartile		4.7	24.8		3.6	11.7
	Second Quartile		3.6	14.0		2.8	10.5
	First Quartile		2.7	11.2		2.2	8.8
	Low		2.2	6.8		1.7	5.4
	Mean		3.8	22.0		3.0	10.0
	Median		3.6	14.0		2.8	10.5
	[***]	$50.44	7.6	26.4		6.2	22.1
	[***]	$22.50	3.3	31.6		2.5	15.9
	[***]	$20.59	6.8	86.6		5.5	16.4
	[***]	$28.51	10.4	62.3		7.4	34.8
	[***]	$136.74	10.6	56.3		8.5	47.6
	[***]	$42.58	4.7	36.9		3.9	21.9
	[***]	$42.04	9.3	37.6		7.2	26.6
	[***]	$24.57	8.0	86.4		6.7	78.2
	[***]	$29.53	10.2	53.4		7.6	224.5
	[***]	$30.87	4.5	23.4		3.4	15.3
	Fourth Quartile		10.6	86.6		8.5	224.5
	Third Quartile		9.9	60.8		7.3	44.4
	Second Quartile		7.8	45.5		6.5	24.3
	First Quartile		5.3	32.9		4.3	17.7
	Low		3.3	23.4		2.5	15.3
	Mean		7.5	50.1		5.9	50.3
	Median		7.8	45.5		6.5	24.3
	Selected Multiples		6.6	43.1		5.2	40.2
	Selected Multiples		6.8	37.6		5.6	20.9
	LinkedIn	$14.46	6.6 – 6.8			5.2 – 5.6	20.9 – 40.2

ANNEX III

Fair Value of Underlying Common Stock

Preferred Stock	Date of Preferred Stock Issuance	Fair Value of Common Stock	Date of Fair Value Determination
Series A	November 6, 2003	$0.03	December 19, 2003
Series A	September 13, 2004 (interest conversion)	$0.03	September 15, 2004
Series A	September 22, 2004	$0.06	October 11, 2004
Series B	September 24, 2004	$0.06	October 11, 2004
Series C	December 29, 2006	$0.46	March 20, 2007
Series D	June 13, 2008	$5.56	June 26, 2008
Series D	July 23, 2008	$5.56	August 28, 2008
Series D	August 15, 2008	$5.56	August 28, 2008
Series D	August 27, 2008	$5.56	August 28, 2008
Series D	September 5, 2008	$2.32	February 24, 2009
Series A	May 12, 2010 (warrant exercise)	$6.20	June 17, 2010